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                     [LETTERHEAD OF PRICEWATERHOUSECOOPERS]


      Report of Independent Accountants on Applying Agreed-Upon Procedures



Conseco Finance Corp.
Green Tree Floorplan Funding Corporation
Norwest Bank, Minnesota, N.A.

We have performed the procedures enumerated below, which were agreed to by Green Tree Floorplan Funding Corporation as Transferor, Conseco Finance Corp. as Servicer, and Norwest Bank, Minnesota as Trustee solely to reperform certain accounting procedures performed by the Servicer pursuant to certain documents and records relating to the servicing of receivables under the Green Tree Floorplan Receivables Master Trust Series 1996-1, 1998-1, 1998-2 and 1999-1 (the Series) Pooling and Servicing Agreements (the Agreements). This engagement to apply agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Obtain the trust schedules showing the daily amount of receivables activity in the accounts (herein referred to as the Daily Reports) for five days within calendar year 1999 (the period). Compare amounts set forth on the Daily Reports representing sales, returns, cash collections, exchanges, allowances and bad debt charge-off's with the corresponding amounts set forth in the accounts receivable reports. Additionally, verify the mathematical accuracy of the Daily Reports.

     We found zero deviations as a result of performing this procedure.

2. For the five days within the period selected in the procedure above, compare the cash collection amounts appearing on the Daily Reports to the Servicer's accounts receivable reports. Additionally, compare the cash transfer amounts indicated on the Daily Reports to entries on the relevant trust bank statements.

     We found zero deviations as a result of performing this procedure.

3. Compare the aggregate account balances in the "current" and "90 days and over" categories as reflected on the Monthly Distribution Date Statements to the corresponding amounts set forth in the Servicer's accounts receivable aging reports as of three month-ends within the period.
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     For the Green Tree Floorplan Receivables Master Trust Series 1996-1,
     1996-2, 1998-1, 1998-2 and 1999-1, we identified one deviation when comparing the "current" category as reflected on the Monthly Distribution Date Statements with the corresponding Servicer's accounts receivable aging reports for the selected month of October. The amount of the deviation was $3,000 for each of the Series.

     We found no other deviations as a result of performing this procedure.

4. Select five weekly periods and compare the beginning and ending total receivables balances on the Servicer's accounts receivables reports with the corresponding balances on the corresponding Daily Reports. Additionally, verify the mathematical accuracy of the calculation of beginning and ending principal receivable balances and beginning and ending imputed yield receivable balances.

     We found zero deviations as a result of performing this procedure.

5. Select five days during the period and re-compute the daily allocation of principal, finance charge, and discount option receivable collections to each Series, based upon information appearing on the Daily Reports.

     We found zero deviations as a result of performing this procedure.

6. Compare the amounts shown on the Monthly Distribution Date Statements during the period to the information contained in the corresponding Daily Reports.

     We found two deviations while performing this procedure:

     The first deviation was identified in the calculation of the "End of the Month Total Receivables" balance. On the October 1999 forms of the Monthly Distribution Date Statements and Daily Reports for the Green Tree Floorplan Receivables Master Trust Series 1998-1 and 1999-1, the "End of the Month Total Receivables" amount was $2,159,802,254. The corresponding amount on the Series 1996-1, 1996-2 and 1998-2 Monthly Distribution Date Statements and Daily Reports was $2,151,964,249. The amount of the deviation was $7,838,005.

     The second deviation was identified in the calculation of the base rate percentages on the December 1999 form of the Monthly Statement of the Green Tree Floorplan Receivables Master Trust Series 1996-2 and 1999-1. The percentages presented on the 1996-2 and 1999-1 Daily Reports were 2.22% and 8.17%, respectively. The percentages presented on the corresponding Monthly Distribution Date Statements were 4.22% and 7.17%, respectively.

     We found no other deviations as a result of performing this procedure.

7. Inquire of the Servicer as to whether there had been any changes in the discount factor during the period.

     The Servicer informed us that the discount factor has not changed and has remained at zero percent since the establishment of the Master Trust.
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8.   Compare the mathematical calculations set forth in each of the monthly certificates forwarded by the Servicer during the period covered by such report with the computer reports which were the source of such amounts.

     We found zero deviations as a result of performing this procedure.

We were not engaged to, and did not, perform an audit, the objective of which would be the expression of an opinion on the specified elements, accounts, or items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the use of the specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.


/s/ PricewaterhouseCoopers LLP

March 30, 2000